SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

China Cord Blood Corporation
(Name of Issuer)

Ordinary Shares, par value $0.0001
(Title and Class of Securities)

G21107100
(CUSIP Number)
Yuen Kam 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. (852) 3605-8180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY10154 (212) 407-4159

September 27, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G21107100		SCHEDULE 13D/A
1		NAME OF REPORTING PERSON Golden Meditech Stem Cells (BVI) Company Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 30,119,626
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,119,626
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,119,626
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9% (1)
14		TYPE OF REPORTING PERSON CO

(1)	Based upon 73,663,614 ordinary shares outstanding as of September 28, 2011, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 28, 2011.

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CUSIP No. G21107100		SCHEDULE 13D/A
1		NAME OF REPORTING PERSON Golden Meditech Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	7	SOLE VOTING POWER 30,119,626
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,119,626
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,119,626
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9% (1)
14		TYPE OF REPORTING PERSON CO

(1)	Based upon 73,663,614 ordinary shares outstanding as of September 28, 2011, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 28, 2011.

Page 4of 5 Pages

Item 1.  Security and Issuer

This Amendment No. 2 ( “Amendment”) relates to the ordinary shares, par value $0.0001 (the “Ordinary Shares”), of China Cord Blood Corporation, a Cayman Islands corporation (the “Issuer” or “CCBC”). This Amendment is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited, a British Virgin Islands company (“GM Stem Cells”), and Golden Meditech Holdings Limited, a Cayman Islands company (“Golden Meditech” and, collectively with GM Stem Cells, the “Reporting Persons”).

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on July 9, 2009 and as amended by Amendment No. 1 thereto filed on June 23, 2011 (as so amended, the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 3.  Source and Amount of Funds or Other Consideration

Between June 21, 2011 and September 27, 2011, the Reporting Persons acquired an aggregate of 296,748 Ordinary Shares through several open market purchases. Such purchases were funded by internal resources.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially owned a total of 30,119,626 Ordinary Shares, which represents approximately 40.9% of the Issuer’s outstanding Ordinary Shares based on 73,663,614 ordinary shares outstanding as of September 28, 2011, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 28, 2011. The number of Ordinary Shares as to which each Reporting Person has or shares voting or dispositive authority is set forth in Items 7 and 9 of each of the cover pages to this Amendment (pages 2 through 3 hereof) relating to each such Reporting Persons (which are incorporated into this Item 5 by this reference).

The following table provides a description of the transactions in the Ordinary Shares by the Reporting Persons during the past 60 days:

Date of Transaction	Number of Shares	Price Per Shares	Type of Transaction
21/9/2011	25,459	3.00	Open Market (NYSE)
22/9/2011	200,000	3.00	Open Market (NYSE)
27/9/2011	50,000	2.80	Open Market (NYSE)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2011

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Chairman and Chief Executive Officer